

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Richard L. Stollmeyer
President and Chief Executive Officer
MINDBODY, Inc.
4051 Broad Street, Suite 220
San Luis Obispo, California 93401

> **Re:** **MINDBODY, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on April 29, 2015**
> **Registration Statement on Form S-1**
> **Filed on May 11, 2015**
> **File No. 333-204068**

Dear Mr. Stollmeyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter, dated April 23, 2015. Page references refer to the Registration Statement on Form S-1 filed on May 11, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1. In your response letter, please confirm that the co-managers and their affiliates had no involvement with the dissemination of the information.

2. Please revise your artwork to clearly state that the active consumer data is as of the *two-year period* ended March 31, 2015.

Prospectus Summary

Overview, page 1

3.   We note your response to prior comment 7. Your claim of leadership is within the "online wellness marketplace," which may include industries and markets beyond the scope of your company, such as online retailers. Please revise to limit your claim of leadership to the industry and market you serve, or advise. Please provide qualitative or quantitative support for your claim of leadership on a global basis. In this regard, we note that you have generated approximately 16% of revenues outside the United States in 2014. With regard to your claim that you are the largest payments platform dedicated to the wellness services industry, tell us whether you have any comparative data for the number or value of transactions processed by your competitors. To the extent you compare unfavorably to your competitors in any material respect, please identify and disclose such limitations. Lastly, please qualify the statement that you have the most complete online client scheduling capability to your belief.

4.   We note your response to prior comment 8. Please also tell us how you considered increased competition and potential downward pricing pressure among local subscribers in concluding that an increase in consumers implies an increase in revenue for subscribers.

5.   We note your response to prior comment 10 and that the company does not directly monetize consumers. Please tell us why the number of active consumers is informative to investors, other than to give investors a sense of the general size of the network effect. In this regard, it appears that the key metrics – number of subscribers and payments volume, already provide insight into the size of your network, growth of your network and consumer spending trends. If you continue to include references to the number of active consumers, please clarify throughout the registration statement that consumers are customers of your subscribers not MindBody and that you do not directly monetize these consumers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 65

6.   We note your response to prior comment 24 that you believe that providing an analysis for cohorts composed of subscribers acquired in a more recent period than 2011 would not be as meaningful because it would not fully express the long-term contribution of the cohort. However, you also disclose that the contribution margins of your cohorts will fluctuate from one period to another depending on various factors. Since your contribution margins for other cohorts will fluctuate each year, please tell us what consideration you gave to disclosing revenue by each cohort year within your revenue discussion and analysis in your results of operations.

7.   You disclose that your 2011 cohort was used to illustrate the economics of your subscriber relationships but you cannot predict the growth rate of other cohorts based on your 2011 cohort. We also note that you disclose revenues by subscription and services, payments, and product and other. Please tell us how you considered separately presenting cost of revenues by such revenue streams.

Critical Accounting Policies and Estimates

Revenue Recognition, page 84

8.   We note in your response to prior comments 26 and 27 that you have multiple-element arrangements composed of subscription services and support services, as well as hardware that includes embedded software. Please clarify in your disclosures that, in some instances, you have multiple-element arrangements. In this regard, please clearly identify your deliverables, provide a discussion of the selling prices, and explain how the deliverables qualify as separate units of accounting or not. We refer you to ASC 605-25-50-1 through 50-2.

9.   We note your response to prior comment 27 that you resell hardware without providing support services. We also note that you do not disclose or present an inventory policy or amounts. In this regard, please tell us what consideration was given to reporting revenue gross or net for such resales. We refer you to ASC 605-45-45.

Part II. Information not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

10.   We note that you filed a Form D on April 20, 2015 disclosing the offer of securities beginning on April 6, 2015 in reliance on Rule 506 of Regulation D. Please revise your disclosure beginning on page II-2 to identify the offering(s) made in reliance on Rule 506.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or, in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati